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                                        Regions Financial Corporation
                                        417 North 20th Street
                                        Birmingham, Alabama 35203

                                  July 25, 2006

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
Mail Stop 4561
450 5th Street, NW
Washington, DC 20549

     Re:  Regions Financial Corporation
          Form 10-K for Fiscal Year Ended December 31, 2005
          Filed March 9, 2006
          File No. 000-50831

Dear Mr. Cline:

     We have received and considered your letter of July 17, 2006, in reference to the Staff's comments on Regions Financial Corporation's 10-K filing referenced above. To recap, you communicated the Staff's initial comments by letter dated June 21, and we replied by letter dated July 6 and filed on EDGAR on that date. This is the response on behalf of Regions to the Staff's follow-up comments communicated in your latest letter.

     The information is provided by Regions. For convenient reference, Annex B (so labelled to distinguish it from Regions' initial submission) is formatted to replicate the text of each comment, followed by Regions' response applicable to that comment. Where applicable, proposed language for future disclosures is included with the response.

     If you have any questions or comments concerning Regions' additional responses, please let us know. We will be at the staff's disposal.

                                        Yours truly,

                                        /s/ D. Bryan Jordan
                                        ----------------------------------------
                                        D. Bryan Jordan
                                        Chief Financial Officer

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Regions Financial Corporation        ANNEX B                       July 25, 2006
                                                                        Page B-1


Mr. Paul Cline
Securities and Exchange Commission

NOTE 12: LEASES, PAGE 84

     1. Please refer to prior comment 7. Please revise to disclose how you concluded that the front loaded lease payments on the 79 properties constitute collateral on behalf of the buyer-lessor, requiring the sale to be treated as a financing arrangement.

REGIONS' RESPONSE TO COMMENT 1:

     As an update to our response filed on July 6, 2006 in reference to original comment 7, Regions proposes the following revised paragraph (second paragraph from original response) to more clearly describe how Regions management concluded that the front-loaded lease payments on the 79 properties constituted treatment as a financing arrangement:

     The other 79 properties included lease terms that required lease payments that are significantly more heavily weighted toward the early years of the fifteen-year lease term (approximately 60% in excess of the calculated straight line rental amount). This constituted additional collateral or financing to the buyer-lessor and effectively resulted in Regions having a continuing involvement in these properties, requiring Regions to account for the sale leaseback of these 79 properties as a financing arrangement under SFAS 98. Accordingly, the properties continue to be reflected on the Company's balance sheet and depreciated based on their current carrying value. Proceeds of $83.1 million attributable to these properties were reflected as a financing obligation with monthly rental payments due reflected as a component of principle reduction and interest expense at the Company's incremental borrowing rate. The approximate total future minimum rental commitment as of December 31, 2005, for all leases related to this transaction is $112.3 million, including $12.2 million annually in 2006 through 2009 and $8.4 million in 2010.

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Regions Financial Corporation        ANNEX B                       July 25, 2006
                                                                        Page B-2


Mr. Paul Cline
Securities and Exchange Commission

NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES, PAGE 85

     2. Please refer to prior comment 8 and tell us if the analysis of materiality of the error in the application of the shortcut method for the trust preferred securities is based upon the assumption that the long haul method was applied from inception or the assumption that no hedge accounting had been applied from inception. If not previously provided, please provide the analysis of materiality under the assumption that no hedge accounting was applied from inception of the hedging relationship.

REGIONS' RESPONSE TO COMMENT 2:

The analysis of materiality previously furnished in our letter dated July 6, 2006, in response to prior comment 8 was based upon the assumption that no hedge accounting had been applied from inception of the hedging relationship.